Exhibit 18.1

March 6, 2014

CST Brands, Inc.
San Antonio, Texas
Ladies and Gentlemen:
We have audited the consolidated and combined balance sheets of CST Brands, Inc. (the “Company”) as of December 31, 2013 and 2012, and the related consolidated and combined statements of income, comprehensive income, stockholders’ equity / net investment, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 2013, and have reported thereon under date of March 6, 2014. The aforementioned consolidated and combined financial statements and our audit report thereon are included in the Company’s annual report on Form 10-K for the year ended December 31, 2013. As stated in Note 2 to those financial statements, the Company changed its method of accounting for motor fuel inventories for its Canada segment from the last-in, first-out (“LIFO”) method to the weighted-average cost method and states that the newly adopted accounting principle is preferable in the circumstances because the weighted-average cost method of valuing inventories more closely matches actual costs to revenues. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.
With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.
Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.
Very truly yours,
/s/ KPMG LLP